Exhibit 13
Letter to Special Committee
April 22, 2008
Special Committee
Board of Directors
MI Developments Inc.
455 Magna Drive
Aurora, ON L4G 7A9
Reorganization Proposal from Stronach-Related Entities
Dear Sirs:
As you know, Greenlight Capital, Inc. has publicly announced that it is not in favor of the Reorganization Proposal (the “Reorganization Proposal”) that MI Developments Inc. (“MID”) received from entities affiliated with Mr. Frank Stronach and intends to vote against it. We are writing to make the Special Committee aware of our questions and concerns regarding the Reorganization Proposal so that they can form part of the Special Committee’s analysis while you are still considering whether or not to recommend or accept the proposal. Some of the capitalized terms used herein have the meanings assigned to them in the term sheet published by MID in relation to the Reorganization Proposal (the “Term Sheet”).
Our principal concern about the Reorganization Proposal is that the benefits received by Mr. Stronach and his related entities are so inequitable that the Reorganization Proposal is patently unfair to the MID shareholders.
Recently, Greenlight submitted a shareholder proposal (the “Shareholder Proposal”) which asks the MID shareholders to vote to have the MID Board implement the value-enhancing proposals (the "Board Resolutions”) the Board itself developed and adopted unanimously back in May 2005. The Board Resolutions included steadily increasing MID’s financial leverage, regularly increasing dividends, repurchasing MID shares and rationalizing MID’s relationship with Magna Entertainment Corp. (“MEC”). To date, the Board Resolutions have not been implemented, despite the three years that have elapsed since the MID Board adopted them.
2 Grand Central Tower • 140 East 45th Street, 24th Floor • New York, NY 10017
Phone: 212-973-1900 • Fax 212-973-9219 • www.greenlightcapital.com

According to MID’s own Management Information Circular and Proxy Statement (the “Proxy Statement”) dated April 4, 2008, the MID Board states that “... a preliminary review of the reorganization proposal suggests that if implemented, it would ... address many of the issues raised by Greenlight.” While the Reorganization Proposal may address many of the issues that are addressed in the Shareholder Proposal, there is one major difference. The Reorganization Proposal contains a multi-hundred million dollar transfer of MID shareholder value to Mr. Stronach and his related entities.
Given your own acknowledgment that the two proposals contain similar components for increasing long-term shareholder value, it would be unconscionable and a breach of the Special Committee’s fiduciary duty to the MID shareholders if the Special Committee were to recommend or approve the Reorganization Proposal which contains a significant payment to Stronach-related entities when an alternative that does not require any such payment, the Board Resolutions, already exists and has already been unanimously approved by the Board including Mr. Stronach.
In addition, we believe the Special Committee needs to particularly address the following issues and questions in formulating its recommendation and in the MID public disclosure documents prepared in relation to the Reorganization Proposal:
1.	Fairness Opinion. Will MID be getting a fairness opinion that the Proposed Reorganization is fair to the MID Class A shareholders? In particular, the Special Committee needs to advise whether they have sought and received a fairness opinion on the overall transaction, as well as to the magnitude of the wealth transfer to Investco (the Stronach-controlled entity) and related Stronach entities and to Magna International Inc. (“Magna”) in respect of its guarantee fee.
2.	Magna Guarantee. The Special Committee needs to advise whether and why the guarantee supplied by Magna is necessary. Since lenders to MID in the existing structure already depend on Magna credit in the form of its ability to make contractual rent payments, it is unclear why Magna guaranteeing MID’s prospective debt is not akin to Magna merely guaranteeing its own credit. This raises substantial doubt about the actual value of the guarantee. Unless the Magna guarantee is demonstrably necessary and the guarantee fee fair, the 10% equity stake that Magna receives in Rentalco should be viewed as an indirect rent rebate in favor of Magna which has not been earned.
3.	Benefits to Stronach and Related Entities. In the Proposed Reorganization, Investco receives 10% of the shares of Rentalco and 51% of the LP. What was the consideration it provided for this and how does it compare to the value received? Is this some form of executive compensation to Mr. Stronach?
4.	Leasing Framework. The Special Committee needs to advise MID shareholders on the basis of independent financial or other independent expert advice whether and why the final form of leasing framework preserves the economics of the prior arrangements, as indicated in the initial press release, and confirm that it gives the continuing MID entity (Rentalco) a meaningful basis for arm’s length negotiation with Magna in the future. In addition, we note that unless a lease transaction with Magna is determined by the Board (which Magna itself controls) to be inconsistent with the leasing framework, the Term Sheet requirement that the MID Board approve an action by a super majority will not be engaged. Therefore, the leasing framework really provides little protection to the MID shareholders. The Special Committee needs to advise MID shareholders how the lease framework protects them and describe any value that may be transferred to Magna over time. We may have additional comments after the details of the leasing framework are disclosed.
5.	Involvement of MID Management in Reorganization Proposal. MID should disclose the background to the Reorganization Proposal and the extent of involvement in it by MID and Magna’s management. The public impression created to date is that the Reorganization Proposal has been developed independently of MID and management.
6.	Dual Class Share Structure. Doesn’t the proposed board composition and nomination procedure for Rentalco preserve the supposedly abandoned dual share class voting structure since Magna will control a majority of the new board of Rentalco but only hold 10% of the equity? Effectively, MID is being asked to pay Mr. Stronach a sizable control premium, while transferring control to another Stronach controlled entity. Shouldn’t Magna be paying the premium? We also note that there are no commitments to use special committees for future non-arm’s length issues, such as leasing related issues.
7.	Solicitation of Offers for MEC. MID should disclose what efforts, if any, MID has made to solicit third party offers for MID’s controlling interest in MEC. If no such efforts have been made, the Special Committee should consider making them or justify why it has chosen not to do so.
8.	Appropriateness of Rentalco’s Future Capital Structure. Rentalco will have $1 billion of debt due as a bullet maturity in five years. Magna’s guarantee will lapse thereafter. The Special Committee should evaluate the refinancing risk this single maturity creates, including evaluating the likely impact on Rentalco’s stock while the refinancing risk remains, the likely diminished FFO that Rentalco will earn if a refinancing is completed, and the possibility that Rentalco will find itself in a compromised position versus Magna or the capital markets when $1 billion of debt comes due all at once.
9.	Tax Issues. The Term Sheet does not disclose the tax effects of the transaction on any of the parties. The Reorganization Proposal presents the following tax issues that should be evaluated, quantified and disclosed both as to the benefit to Mr. Stronach and as to the cost to MID and MID shareholders:
(a)	The Stronach Trust in effect retains MID by virtue of the amalgamation of MID and Investco. This appears to allow the Stronach Trust to retain the tax attributes in MID, including loss carryforwards, which would include any loss that is realized by MID on the sale of the shares of MEC to a Stronach-related entity for $25 million (whether this loss is currently recognizable or suspended).

(b)	The tax attributes in the debt of MEC, including the historic high tax basis in the debt, appear to move to the LP. Accordingly, it would be the LP that would realize any loss in the future if the debt is not paid in full. Since the Stronach Trust would own 51% of the LP, 51% of this loss would be allocated to the Stronach Trust. We believe that some of the loss has already been accrued and it should be the current MID shareholders who should benefit from any such loss.

(c)	If the tax attributes in the debt of MEC move to the LP, is it possible that there will be a disparity between the inside and outside tax basis in the LP? In particular, will the LP have the high historic tax basis in the debts of MEC, whereas Rentalco’s tax basis in the LP will be based on the current fair market value of the debts of MEC? If so, and the LP realizes losses on the debts of MEC that may be considered to have already accrued, will Rentalco not get any tax benefit from these losses? Will any such losses allocated to Rentalco give rise to gains in respect of Rentalco’s interest in the LP?

(d)	The transaction appears to be fully taxable. Has the potential tax liability been quantified and is it being borne by the MID shareholders? It appears that, on the transfer to Rentalco, MID may be retaining cash for any taxes relating to the transaction. What is the tax cost of the transaction? Have tax-deferred transaction alternatives been considered? In this regard:
(i)	It appears that the transaction is fully taxable to MID in respect of its assets and foreign exchange gains and losses on certain of its debts. MID’s transfer of all its assets (other than a 51% interest in the LP and cash) to Rentalco, together with the subsequent distribution of the shares of Rentalco to the public, appear to be fully taxable to MID. MID may also realize foreign exchange gains and losses when certain of its liabilities are assumed by Rentalco.

(ii)	The Aurora development land is being partially transferred to Rentalco by first transferring the land from MID to the LP and then transferring a 49% LP interest to Rentalco. Has accrued income gain on the development land been converted into a capital gain on the shares of Rentalco? What is the potential application of the general anti-avoidance rule (“GAAR”) to this aspect of the transaction?
(e)	It appears that the debts of MID are replaced with new debts when assumed by Rentalco. Will the lenders under such debts have gains or losses on the assumption, whether related to foreign exchange, interest rate fluctuations or otherwise? Are any waivers or consents required, and if so, any associated costs therewith? Will the assumption affect MID/Rentalco’s obligation for Canadian non-resident withholding tax?

(f)	It does not appear that the Special Shares will be listed on a stock exchange. Accordingly, they would appear to constitute taxable Canadian property for non-resident holders. If so, non-residents may be liable for tax in Canada on any gain on a disposition of the shares, unless exempt under an applicable tax treaty, and subject to compliance requirements in connection with a disposition of such shares (subject to proposals in Bill C-50 for dispositions of treaty-protected property after 2008).

(g)	The Special Shares are also likely taxable preferred shares for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”). Accordingly, certain corporate shareholders may be subject to a 10% tax under Part IV.1 of the Canadian Tax Act, and Rentalco may be subject to a 25% or 40% (depending on whether an election is made) refundable tax under Part VI.1 of the Canadian Tax Act, on dividends paid on the shares.
We are continuing our analysis of the transaction and may have additional concerns and issues including with respect to Multilateral Instrument 61-101.
We urge the Special Committee to resist Mr. Stronach’s influence and reject the Proposed Reorganization.
We are willing to meet with members of the Special Committee and their advisors at their convenience to elaborate on the points made here.
Yours very truly,
/s/ David Einhorn
David Einhorn
President